[redacted]

08003642

Man Investments

July 1, 2008

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

SUPPL

Re: File No. 82-4214 – Man Group plc

Ladies and Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (646) 452-9665, if you have any questions to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Leslie Osborn
Head of U.S. Compliance

cc: Barry Wakefield (w/ Encl.)

PROCESSED
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Man Investments Inc.
One Rockefeller Plaza
16th Floor
New York, NY 10020
USA
Tel (646) 452 9700
Fax (646) 452 9701

Man Group plc
02 July 2008

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 30 June 2008, the Net Asset Value of Man AHL Diversified Futures Ltd was US$39.25.

Track Record: From inception on 19 May 1998

	Key Statistics
Last week	0.00%
*Last 12 months	22.9%
*Annualised return since inception	14.4%

*These are the latest updated figures as per the policy statement below.

Contacts:

Kevin Hayes	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception figures for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month, at the time of the last weekly figures for the month are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com.

RETURN OF CASH - SETTING OF DEFERRED STERLING EQUIVALENT AND REDEMPTION OF B SHARES

Return of Cash - Update

Man Group plc (the "Company") is pleased to provide an update in respect of the Return of Cash to Shareholders.

The Return of Cash was approved by Shareholders on 23 November 2007. The Dividend Alternative and the Immediate Capital Alternative were effected, in accordance with the terms of the Return of Cash, in December 2007.

Setting of Deferred Sterling Equivalent

Today, the Deferred Sterling Equivalent of the US$1.40 return per Existing Ordinary Share was set in respect of B Shares issued under the Deferred Capital Alternative.

The exchange rate at which sterling has been purchased with US$ for spot value applicable to the Deferred Capital Alternative is £/US$1.99905. This exchange rate is the WM/Reuters mid spot £/US$ exchange rate at today's 11 a.m. (London time) fixing. Consequently, relevant Shareholders will receive 70.0333 pence in cash for each B Share that they hold as issued under the Deferred Capital Alternative.

The proceeds under the Deferred Capital Alternative are expected to be sent to Shareholders by 7 July 2008.

Redemption of B Shares under Deferred Capital Alternative

Today, the Company redeemed 47,689,017 B Shares (being those B Shares issued pursuant to the Deferred Capital Alternative) for US$1.40 per B Share. The Deferred Sterling Equivalent of the redemption proceeds, being 70.0333 pence per B Share and £33,398,176.03 in aggregate, is expected to be sent to Shareholders by 7 July 2008.

Following this redemption, there will be no further B Shares in issue.

Share certificates in respect of the B Shares are no longer valid and should be destroyed.

Defined terms in this announcement bear the meanings as set out in the circular to Shareholders dated 22 October 2007 unless stated otherwise.

Merrill Lynch International, which is authorised and regulated by the Financial Services Authority, is acting exclusively for Man Group plc and no one else in connection with the proposed Return of Cash and will not be responsible to anyone other than Man Group plc for providing the protections afforded to clients of Merrill Lynch International or for providing advice in relation to the Return of Cash.

Enquiries:

Man Group plc 020 7144 1000
Peter Clarke
David Browne

Merlin 020 7653 6620
Paul Downes 07900 244 888
Paul Farrow 07747 607 768

About Man Group plc

Man is a world-leading alternative investment management business. With a broad range of funds for institutional and private investors globally, it is known for its performance, innovative product design and investor service. Man manages over US$78 billion and employs 1,600 people in 13 countries worldwide.

The original business was founded in 1783. Today the parent company, Man Group plc, is listed on the London Stock Exchange. It is ranked in the top 40 companies of the FTSE 100 Index with a market capitalisation of about US$20 billion.

Man supports many awards, charities and initiatives around the world, including sponsorship of the Man Booker literary prizes and the Man Group International Climate Change Award. Further information can be found at www.mangroupplc.com.

Note: References to times in this announcement are to London times. If any of the above times or dates should change, the revised times and/or dates will be notified to Shareholders by an announcement on a Regulatory Information Service.

Man Group plc – Voting Rights and Capital

In conformity with 5.6.1R of the Disclosure and Transparency Rules, Man Group plc announces that its issued listed share capital with voting rights at close of business on 30 June 2008 comprises 1,722,141,008 Ordinary Shares of 3 $^{3}/_{7}$ US cents each fully paid.

The above figure of 1,722,141,008 may be used by shareholders for the calculations by which they will determine if they are required to notify their major interest in, or a change to their major interest in, Man Group plc under the FSA's Disclosure and Transparency Rules.

Contact name: Barry Wakefield FCIS

Contact telephone number: 0207 144 1735

Man Group plc
2 July 2008

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 June 2008, the Net Asset Value of Athena Guaranteed Futures Ltd was US$121.4.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+1.51%
Last 12 months	+22.0%
Annualised return since inception	+15.3%

ENQUIRIES

David Browne
Head of External Relations
+44 207 144 1550
david.browne@mangroupplc.com

Miriam McKay
Head of Investor Relations
+44 207 144 3809
miriam.mckay@mangroupplc.com

Merlin PR

Paul Downes
+44 7900 244 888

Paul Farrow
+44 7747 607 768

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

END